UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

YETI Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98585X 104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98585X 104

1.	Names of Reporting Persons Cortec Group GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,968,546

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 27,968,546

	8.	Shared Dispositive Power 1,678,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,647,527

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 98585X 104

1.	Names of Reporting Persons Cortec Management V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,339,731

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 27,339,731

	8.	Shared Dispositive Power 2,307,796

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,647,527

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 98585X 104

1.	Names of Reporting Persons Cortec Group Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,339,731

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 27,339,731

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,339,731

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 31.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98585X 104

1.	Names of Reporting Persons Cortec Co-Investment Fund V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 628,815

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 628,815

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 628,815

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 98585X 104

1.	Names of Reporting Persons Cortec Management V (Co-Invest), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,671,460

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,671,460

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,460

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 98585X 104

1.	Names of Reporting Persons Cortec Group Fund V (Parallel), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,671,460

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,671,460

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,460

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer YETI Holdings, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 7601 Southwest Parkway, Austin, Texas 78735

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

(i) Cortec Group GP, LLC
c/o Cortec Group Inc., 140 East 45th Street, 43rd Floor, New York, NY 10017
Citizenship: Cayman Islands limited liability company

(ii) Cortec Management V, LLC
c/o Cortec Group Inc., 140 East 45th Street, 43rd Floor, New York, NY 10017
Citizenship: Delaware limited liability company

(iii) Cortec Group Fund V, L.P.
c/o Cortec Group Inc., 140 East 45th Street, 43rd Floor, New York, NY 10017
Citizenship: Delaware limited partnership

(iv) Cortec Co-Investment Fund V, LLC
c/o Cortec Group Inc., 140 East 45th Street, 43rd Floor, New York, NY 10017
Citizenship: Delaware limited liability company

(v) Cortec Management V (Co-Invest), LLC
c/o Cortec Group Inc., 140 East 45th Street, 43rd Floor, New York, NY 10017
Citizenship: Delaware limited liability company

(vi) Cortec Group Fund V (Parallel), L.P.
c/o Cortec Group Inc., 140 East 45th Street, 43rd Floor, New York, NY 10017
Citizenship: Delaware limited partnership

The foregoing persons are collectively referred to herein as the “Reporting Persons.”

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 98585X 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
(iv)

Shared power to dispose or to direct the disposition of

As of December 31, 2019, each of the Reporting Persons’ beneficial ownership was as follows:

(A) Cortec Group GP, LLC:
Amount beneficially owned: 29,647,527 shares
Percent of class: 34.2%
Sole voting power: 27,968,546 shares
Shared voting power: 0 shares
Sole dispositive power: 27,968,546 shares
Shared dispositive power: 1,678,981 shares

(B) Cortec Management V, LLC:
Amount beneficially owned: 29,647,527 shares
Percent of class: 34.2%
Sole voting power: 27,339,731 shares
Shared voting power: 0 shares
Sole dispositive power: 27,339,731 shares
Shared dispositive power: 2,307,796 shares

(C) Cortec Group Fund V, L.P.:
Amount beneficially owned: 27,339,731 shares
Percent of class: 31.5%
Sole voting power: 27,339,731 shares
Shared voting power: 0 shares
Sole dispositive power: 27,339,731 shares
Shared dispositive power: 0 shares

(D) Cortec Co-Investment Fund V, LLC:
Amount beneficially owned: 628,815 shares
Percent of class: 0.7%
Sole voting power: 628,815 shares
Shared voting power: 0 shares
Sole dispositive power: 0 shares
Shared dispositive power: 628,815 shares

(E) Cortec Management V (Co-Invest), LLC:
Amount beneficially owned: 1,671,460 shares
Percent of class:1.9%
Sole voting power: 1,671,460 shares
Shared voting power: 0 shares
Sole dispositive power: 0 shares
Shared dispositive power: 1,671,460 shares

(F) Cortec Group Fund V (Parallel), L.P.:
Amount beneficially owned: 1,671,460 shares
Percent of class: 1.9%
Sole voting power: 1,671,460 shares
Shared voting power: 0 shares
Sole dispositive power: 0 shares
Shared dispositive power: 1,671,460 shares

The percentage of beneficial ownership is based on 86,786,443 shares of common stock outstanding as of February 7, 2020.

Includes (i) 27,339,731 shares of common stock held by Cortec Group Fund V, L.P, (ii) 628,815 shares of common stock held by Cortec Co-Investment Fund V, LLC, (iii) 1,671,460 shares of common stock held by Cortec Group Fund V (Parallel), L.P., (iv) 3,342 shares of common stock held by John T. Miner, and (v) 4,179 shares of common stock held by Allison S. Klazkin.

Cortec Management V, LLC is the managing general partner of Cortec Group Fund V, L.P. Cortec Group GP, LLC is the manager of Cortec Management V, LLC and Cortec Co-Investment Fund V, LLC. The manner in which the investments of Cortec Group Fund V, L.P. and Cortec Co-Investment Fund V, LLC are held, including shares of common stock, and any decisions concerning their ultimate voting and disposition, are subject to the control of Cortec Group GP, LLC, as manager of Cortec Management V, LLC and Cortec Co-Investment Fund V, LLC. The managers of Cortec Group GP, LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz, Michael E. Najjar, Jeffrey R. Shannon and Jonathan A. Stein. A vote of such managers holding at least 66 2/3% of Cortec Group GP, LLC is required to approve actions on behalf of Cortec Group GP, LLC with respect to shares of common stock held by Cortec Group Fund V, L.P. and Cortec Co-Investment Fund V, LLC. As a result, none of the managers of Cortec Group GP, LLC has direct or indirect voting or dispositive power with respect to such shares of common stock held by Cortec Group Fund V, L.P. and Cortec Co-Investment Fund V, LLC.

Cortec Management V (Co-Invest), LLC is the general partner of Cortec Group Fund V (Parallel), L.P. The manner in which the investments of Cortec Group Fund V (Parallel), L.P. are held, including shares of common stock, and any decisions concerning their ultimate voting and disposition, are subject to the control of Cortec Management V (Co-Invest), LLC. The managers of Cortec Management V (Co-Invest), LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz, R. Scott Schafler and Michael E. Najjar. A majority vote of such managers is required to approve actions with respect to shares of common stock held by Cortec Group Fund V (Parallel), L.P. As a result, none of the managers of Cortec Management V (Co-Invest), LLC has direct or indirect voting or dispositive power with respect to such shares of common stock held by Cortec Group Fund V (Parallel), L.P.

As Cortec Group Fund V (Parallel), L.P. is required by the terms of its limited partnership agreement to dispose of its equity investments in the same manner and at the same time as Cortec Group Fund V, L.P. and Cortec Co-Investment Fund V, LLC, John T. Miner and Allison S. Klazkin may only dispose of their respective equity investments in the same manner and at the same time as Cortec Group Fund V, L.P., Cortec Management V, LLC, as managing general partner of Cortec Group Fund V, L.P. may also be deemed to have beneficial ownership over the shares of common stock held by Cortec Group Fund V (Parallel), L.P., Cortec Co-Investment Fund V, LLC, John T. Miner and Allison S. Klazkin. Cortec Group GP, LLC, as manager of Cortec Management V, LLC may also be deemed to have beneficial ownership over the shares of common stock held by Cortec Group Fund V (Parallel), L.P., John T. Miner and Allison S. Klazkin.  A vote of such managers holding at least 66 2/3% of Cortec Group GP, LLC is required to approve actions on behalf of Cortec Group GP, LLC with respect to shares of common stock held by Cortec Group Fund V, L.P.  As a result, none of the managers of Cortec Group GP, LLC has direct or indirect voting or dispositive power with respect to shares of common stock held by Cortec Group Fund V (Parallel), L.P., John T. Miner and Allison S. Klazkin.

Each of the managers of Cortec Group GP, LLC and Cortec Management V (Co-Invest), LLC disclaims beneficial ownership of the shares of common stock beneficially owned by such entities. Each of the managers of Cortec Group GP, LLC, Cortec Group GP, LLC and Cortec Management V, LLC disclaims beneficial ownership of the shares of common stock held by John T. Miner and Allison S. Klazkin.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The right to receive dividends on, and proceeds from the sale of, the shares reported herein which are held by Cortec Group Fund V, L.P., Cortec Group Fund V (Parallel), L.P. and Cortec Co-Investment Fund V, LLC., is governed by the limited partnership agreement of each of Cortec Group Fund V, L.P and Cortec Group Fund V (Parallel), L.P. and the limited liability company agreement of Cortec Co-Investment Fund V, LLC, and such dividends or proceeds may be distributed with respect to the general and limited partnership interests, or membership percentage interests in accordance therewith. John T. Miner and Allison S. Klazkin have the right to receive dividends on, and proceeds from the sale of, the shares held by them.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit I.

Item 8.	Identification and Classification of Members of the Group
See Exhibit II.

Item 9.	Notice of Dissolution of Group
See Exhibit II.

Item 10.	Certification
This Item 10 is not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020	CORTEC GROUP GP, LLC

	By:	/s/ David L. Schnadig
Name: David L. Schnadig
Title: Member

Dated: February 13, 2020	CORTEC MANAGEMENT V, LLC

	By:	CORTEC GROUP GP, LLC, its manager

	By:	/s/ David L. Schnadig
Name: David L. Schnadig
Title: Member

Dated: February 13, 2020	CORTEC GROUP FUND V, L.P.

	By:	CORTEC MANAGEMENT V, LLC, its general partner

	By:	CORTEC GROUP GP, LLC, its manager

	By:	/s/ David L. Schnadig
Name: David L. Schnadig
Title: Member

Dated: February 13, 2020	CORTEC CO-INVESTMENT FUND V, LLC

	By:	CORTEC GROUP GP, LLC, its manager

	By:	/s/ David L. Schnadig
Name: David L. Schnadig
Title: Member

Dated: February 13, 2020	CORTEC MANAGEMENT V (CO-INVEST), LLC

	By:	/s/ David L. Schnadig
Name: David L. Schnadig
Title: Member

Dated: February 13, 2020	CORTEC GROUP FUND V (PARALLEL), L.P.

	By:	CORTEC MANAGEMENT V (CO-INVEST), LLC, its general partner

	By:	/s/ David L. Schnadig
Name: David L. Schnadig
Title: Member

EXHIBIT INDEX

Exhibit I  — Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II  — Notice of Dissolution of Group

Exhibit III  — Joint Filing Agreement

EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Includes (i) 27,339,731 shares of common stock held by Cortec Group Fund V, L.P, (ii) 628,815 shares of common stock held by Cortec Co-Investment Fund V, LLC, (iii) 1,671,460 shares of common stock held by Cortec Group Fund V (Parallel), L.P., (iv) 3,342 shares of common stock held by John T. Miner, and (v) 4,179 shares of common stock held by Allison S. Klazkin.

Cortec Management V, LLC is the managing general partner of Cortec Group Fund V, L.P. Cortec Group GP, LLC is the manager of Cortec Management V, LLC and Cortec Co-Investment Fund V, LLC. The manner in which the investments of Cortec Group Fund V, L.P. and Cortec Co-Investment Fund V, LLC are held, including shares of common stock, and any decisions concerning their ultimate voting and disposition, are subject to the control of Cortec Group GP, LLC, as manager of Cortec Management V, LLC and Cortec Co-Investment Fund V, LLC. The managers of Cortec Group GP, LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz, Michael E. Najjar, Jeffrey R. Shannon and Jonathan A. Stein. A vote of such managers holding at least 66 2/3% of Cortec Group GP, LLC is required to approve actions on behalf of Cortec Group GP, LLC with respect to shares of common stock held by Cortec Group Fund V, L.P. and Cortec Co-Investment Fund V, LLC. As a result, none of the managers of Cortec Group GP, LLC has direct or indirect voting or dispositive power with respect to such shares of common stock held by Cortec Group Fund V, L.P. and Cortec Co-Investment Fund V, LLC.

Cortec Management V (Co-Invest), LLC is the general partner of Cortec Group Fund V (Parallel), L.P. The manner in which the investments of Cortec Group Fund V (Parallel), L.P. are held, including shares of common stock, and any decisions concerning their ultimate voting and disposition, are subject to the control of Cortec Management V (Co-Invest), LLC. The managers of Cortec Management V (Co-Invest), LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz, R. Scott Schafler and Michael E. Najjar. A majority vote of such managers is required to approve actions with respect to shares of common stock held by Cortec Group Fund V (Parallel), L.P. As a result, none of the managers of Cortec Management V (Co-Invest), LLC has direct or indirect voting or dispositive power with respect to such shares of common stock held by Cortec Group Fund V (Parallel), L.P.

As Cortec Group Fund V (Parallel), L.P. is required by the terms of its limited partnership agreement to dispose of its equity investments in the same manner and at the same time as Cortec Group Fund V, L.P. and Cortec Co-Investment Fund V, LLC, John T. Miner and Allison S. Klazkin may only dispose of their respective equity investments in the same manner and at the same time as Cortec Group Fund V, L.P., Cortec Management V, LLC, as managing general partner of Cortec Group Fund V, L.P. may also be deemed to have beneficial ownership over the shares of common stock held by Cortec Group Fund V (Parallel), L.P., Cortec Co-Investment Fund V, LLC, John T. Miner and Allison S. Klazkin. Cortec Group GP, LLC, as manager of Cortec Management V, LLC may also be deemed to have beneficial ownership over the shares of common stock held by Cortec Group Fund V (Parallel), L.P., John T. Miner and Allison S. Klazkin.  A vote of such managers holding at least 66 2/3% of Cortec Group GP, LLC is required to approve actions on behalf of Cortec Group GP, LLC with respect to shares of common stock held by Cortec Group Fund V, L.P.  As a result, none of the managers of Cortec Group GP, LLC has direct or indirect voting or dispositive power with respect to shares of common stock held by Cortec Group Fund V (Parallel), L.P., John T. Miner and Allison S. Klazkin.

Each of the managers of Cortec Group GP, LLC and Cortec Management V (Co-Invest), LLC disclaims beneficial ownership of the shares of common stock beneficially owned by such entities. Each of the managers of Cortec Group GP, LLC, Cortec Group GP, LLC and Cortec Management V, LLC disclaims beneficial ownership of the shares of common stock held by John T. Miner and Allison S. Klazkin.

EXHIBIT II

Notice of Dissolution of Group

The Reporting Persons were previously party to a Voting Agreement, dated as of October 24, 2018 (the “Voting Agreement”), pursuant to which the Reporting Persons may have been deemed to be a member of a “group.” The Reporting Persons had previously filed a Schedule 13G jointly with Roy J. Seiders and his affiliated entities and Ryan R. Seiders and his affiliated entities on February 7, 2019 as they were all party to the Voting Agreement. As the Voting Agreement expired by its terms on November 12, 2019, the Reporting Persons are no longer deemed to be a member of a “group” and are no longer filing a Schedule 13G jointly with Roy J. Seiders and his affiliated entities or Ryan R. Seiders and his affiliated entities. Any further filings, if required, will be made separately by the Reporting Persons, Roy J. Seiders and his affiliated entities and Ryan R. Seiders and his affiliated entities. The filing of this Schedule 13G/A shall not be construed as an admission that the Reporting Persons are the beneficial owner of any securities covered by this Schedule 13G.

EXHIBIT III

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of February 13, 2020, by and among the parties signatories hereto.  The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, par value $0.01 per share, of YETI Holdings, Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 13, 2020	CORTEC GROUP GP, LLC

	By:	/s/ David L. Schnadig
Name: David L. Schnadig
Title: Member

Dated: February 13, 2020	CORTEC MANAGEMENT V, LLC

	By:	CORTEC GROUP GP, LLC, its manager

	By:	/s/ David L. Schnadig
Name: David L. Schnadig
Title: Member

Dated: February 13, 2020	CORTEC GROUP FUND V, L.P.

	By:	CORTEC MANAGEMENT V, LLC, its general partner

	By:	CORTEC GROUP GP, LLC, its manager

	By:	/s/ David L. Schnadig
Name: David L. Schnadig
Title: Member

Dated: February 13, 2020	CORTEC CO-INVESTMENT FUND V, LLC

	By:	CORTEC GROUP GP, LLC, its manager

	By:	/s/ David L. Schnadig
Name: David L. Schnadig
Title: Member

Dated: February 13, 2020	CORTEC MANAGEMENT V (CO-INVEST), LLC

	By:	/s/ David L. Schnadig
Name: David L. Schnadig
Title: Member

Dated: February 13, 2020	CORTEC GROUP FUND V (PARALLEL), L.P.

	By:	CORTEC MANAGEMENT V (CO-INVEST), LLC, its general partner

	By:	/s/ David L. Schnadig
Name: David L. Schnadig
Title: Member